Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04030744

Our reference BB/jcd
Date 2 june 2004

SEC MAIL RECEIVED PROCESSING
JUN 14 2004
WASH, D.C. 155 SECTION

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

SUPPL

The enclosed press releases from the period May 2004 and the Pricing Supplements of May 2004 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

Rabobank Foundation

Rabobank Foundation's 30-year anniversary conference signals the kick off for a year full of activities.

'On the basis of five themes - local community funds, charity management, local benefit products, social firms and small population centres - the participants could take a look to see whether there is a market for new financial products or services', explains Frank Bakx of Rabobank Foundation. 'Fresh initiatives were conceived. Banks are receiving more and more requests from wealthy individuals who want to support good causes.'

Guest of honour Princess Laurentien (photo) stressed that functional illiteracy in the Netherlands still needs a lot of attention. 'We are also active in this area and have committed our support in the form of a financial contribution', said Bakx. 'And Bert Heemskerk, Chairman of the Executive Board, will himself be acting as an ambassador in the struggle against illiteracy.'

During the conference it was found that the activities of the Foundation also fit in well with the aims of the Doornbos Commission that was recently installed by Minister van Ardenne of Development Cooperation. Bakx: 'This commission, which also includes Rabobank Executive Board member Piet Moerland, is going to stimulate Dutch private sector commitment towards the strengthening of farmers' organisations in developing countries. The Foundation has been doing this for years by supporting co-operatives and other rural organisations.'

Other activities that will take place during the jubilee year include a competition for customers, members and employees, a television program about the Foundation and the conference 'Financing Development'. That conference, about the private financing of development projects, will be held in the run-up to the International Year of Micro credit in 2005.

Photo: De Beeldredaktie

Source: Rabo Nieuws

EXECUTION COPY

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1043A
TRANCHE NO: 1

USD 500,000,000 4.00 per cent. Notes 2004 due 27 May 2008

TD Securities | **Rabobank International**

J.P. Morgan Securities Ltd. | **Credit Suisse First Boston**

Daiwa Securities SMBC Europe

The date of this Pricing Supplement is 24 May 2004

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant adverse change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1043A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 500,000,000
	(ii)	Tranche:	USD 500,000,000
5	(i)	Issue Price:	101.041 per cent. of the Principal Amount of the Notes
	(ii)	Net proceeds:	USD 497,080,000
6	Specified Denominations:		USD 1,000; USD 10,000; USD 100,000
7	Issue Date:		27 May 2004
8	Maturity Date:		27 May 2008
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 May in each year commencing on 27 May 2005 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	USD 40 on each denomination of USD 1,000; USD 400 on each denomination of USD 10,000; USD 4,000 on each denomination of USD 100,000

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes

	(i) Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for interests in a Permanent Global Note on or after a date which is expected to be not earlier than 40 days after 27 May 2004 upon certification as to non-U.S. beneficial ownership. Interests in a Permanent Global Note will be exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London, New York
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), J.P. Morgan Securities Ltd., Credit Suisse First Boston (Europe) Limited, Daiwa Securities SMBC Europe Limited
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.225 per cent. of the principal amount of the Notes. Selling commission is 1.40 per. cent. of the principal amount of the Notes.
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		<u>The Netherlands</u> Each Manager has represented and agreed that the Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states that are a party to the treaty on the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the issuing institution is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially

be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Canada

The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Managers represent that they have not, and agree that they will not, offer sell or deliver, directly or indirectly, any such note in Canada or to or for the benefit or account of any resident of Canada except in compliance with all applicable securities laws of Canada and the provinces and territories thereof.

Italy

The offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of this Offering Circular or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i) to professional investors ("operatori qualificati"), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1st July, 1998, as amended; or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24th February, 1998 (the Financial Services Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14th May, 1999, as amended.

Any offer, sale or delivery of the Notes or distribution of copies of this Offering Circular or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be: (a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1st September, 1993 (the Banking Act), as amended; (b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy

		pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and (c) in accordance with any other applicable laws and regulations.
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0192869161
40	Common Code:	19286916
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Listing Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of: Euro 0,846591, producing a sum of (for Notes not denominated in Euro):	Euro 423,295,500
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	24 May 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________________

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1045A

TRANCHE NO: 1
EUR 20,000,000 INDEX LINKED INTEREST BONDS DUE 24 MAY 2019

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 19 May 2004.

This Pricing Supplement, under which the Bonds described herein (the "**Bonds**") are issued, contains the final terms of the Bonds and must be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Bond Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" will have the same meaning.

Important Notice

Bondholders and prospective purchasers of Bonds should ensure that they understand the nature of the Bonds and the extent of their exposure to risk and that they consider the suitability of the Bonds as an investment in the light of their own circumstances and financial condition. The coupon amounts of the Bonds are to be determined by the performance of an index. A small movement in the index may result in a large change in the value of the Bonds. Bondholders and prospective purchasers of the Bonds should conduct their own investigations and, in deciding whether or not to purchase the Bonds, prospective purchasers should form their own views of the merits of an investment on which the return is to be determined by reference to the index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of the Bonds, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment on which the return is determined in this way.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Bonds without taking detailed advice from a specialised adviser.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1045A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 20,000,000
	(ii) Tranche:	EUR 20,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 100,000
7	Issue Date:	24 May 2004
8	Maturity Date:	24 May 2019
9	Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Index Linked Interest
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Bonds:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Bond Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Bond Provisions**	Not Applicable
20	**Index Linked Interest Bond Provisions**	Applicable
(i)	Index/Formula	See Annex
(ii)	Calculation Agent responsible for calculating the interest due:	BNP Paribas
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Annex

(iv)	Interest Periods/Interest Payment Dates:	Semi-annually on 24 May and 24 November in each year from and including 24 November 2004 to and including the Maturity Date.
(v)	Business Day Convention:	Modified Following Business Day Convention, but without adjustment to the amount of interest payable
(vi)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
(vii)	Minimum Rate of Interest:	Not Applicable
(viii)	Maximum Rate of Interest:	Not Applicable
(ix)	Day Count Fraction (Condition 1(a))	30/360 (unadjusted)
21	**Dual Currency Bond Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	EUR 100,000 per Bond of EUR 100,000 specified denomination
25	**Early Redemption Amount**	Applicable
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE BONDS

26	**Form of Bonds:**	Bearer Bonds
	(i) Temporary or permanent global Bond/Certificate:	Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent global Bond.
	(ii) Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment:	Not Applicable
30	Details relating to Instalment Bonds:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	See Annex

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	BNP Paribas
36	Additional selling restrictions:	Not Applicable
37	Costs of Issue:	Not Applicable
38	Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0192535382
40	Common Code:	019253538
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Bonds are:	Deutsche Bank AG London as Principal Paying Agent BNP Paribas as Calculation Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro [ ] producing a sum of (for Bonds not denominated in Euro):	Not Applicable
46	In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	19 May 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ____________________
Duly authorised

ANNEX

INDEX LINKED INTEREST BOND PROVISIONS

The per annum rate of interest applicable to each Interest Period shall be determined by the Calculation Agent acting in good faith and in its sole discretion in accordance with the following formula and provisions:

$$(35.50\% \times \text{EUR 30Y CMS}) + \text{MAX}\,[\text{Annual Inflation}_{(n)}\,;\,0\%]$$

where:

"**Annual Inflation$_{(n)}$**" means $[RQI_{(n)} / RQI_{(n-1)}] - 1$ (expressed as a percentage), as determined by the Calculation Agent acting in good faith and in its sole direction on the first day of each Interest Period.

"**Calculation Agent**" means BNP Paribas.

"**EUR 30Y CMS**" means the mid swap rate on an annual, 30 / 360 basis for a Euro-denominated transaction with a maturity of thirty years versus six month EURIBOR (expressed as a percentage) as appearing on Reuters Page ISDAFIX2 under the heading EURIBOR BASIS and above the caption 11:00 A.M. FRANKFURT as of 11.00 a.m., Frankfurt time, two TARGET Business Days prior to the first day of each Interest Period (or such other page or service which displays such information) provided that if EUR 30Y CMS does not appear on Reuters Page ISDAFIX2 on any such day, then the EUR 30Y CMS will be the rate determined by the Calculation Agent as the EUR-Annual Swap Rate Reference Banks as defined in the 2000 ISDA Definitions.

"**HICP**" or "**Index**" means the Harmonised Index of Consumer Prices, excluding tobacco, measuring the rate of inflation in the Euro-zone, the level of which is calculated monthly by the Sponsor and announced on the website of the *Agence France Trésor* (http://www.aft.fr/oat/us/ipceuro.html) or such other page or service which displays such information. The Index shall reflect the addition or withdrawal, as the case may be, of member states of the European Monetary Union, and for the avoidance of any doubt is the same index as the index used to calculate payments under the inflation-linked (OATei) 3.15% bond maturing on 25 July 2032.

"**RQI**" means the daily European inflation reference index. For any given day "D" in month m, RQI shall be determined by the Calculation Agent by linear interpolation of the Index in accordance with the following formula:

$$RQI = HICP_{(m-3)} + \frac{D-1}{D_m} \times \left(HICP_{(m-2)} - HICP_{(m-3)}\right)$$

where D_m is the number of days in month m, $HICP_{(m-2)}$ is the level of the Index in month m-2 and $HICP_{(m-3)}$ is the level of the Index in month m-3.

"**RQI$_{(n)}$**" means the level of RQI on 24 May and 24 November of year n (where n=1 is 2004 and n=15 is 2019).

"**RQI$_{(n-1)}$**" means the level of RQI on 24 May and 24 November of year n-1.

"**Sponsor**" means the Statistical Office of the European Communities ("EUROSTAT").

OTHER PROVISIONS

Revision of the Index:

For the purposes of the Index Linked Interest Bond Provisions, the first publication by the Sponsor of the Index (excluding estimates) for any given month shall be final. For the avoidance of any doubt, a later revision of any published Index shall not be taken into account, subject to the provisions of "Index Base Change" below.

Index Base Change:

If the Index for any given month is subject to a modification of its base, the Calculation Agent shall make the necessary adjustments to the past fixings of the Index to reflect this modification. For the avoidance of any doubt, any such rebasing shall not affect any prior payments made under the Bonds.

Substitute Index:

If for any reason the Index is not available on an Determination Date for the purposes of determining RQI or ceases to be published on any given month m, the Calculation Agent shall determine the Index calculate a substitute Index using the most recently published figures adjusted as follows:

$$HICP_{(m-1)} \times \left(\frac{HICP_{(m-1)}}{HICP_{(m-13)}} \right)^{t/12}$$

where t is the number of calendar months between the month for which the substitute index is to be determined and the month of the latest index published by the Sponsor, and where $HCIP_m$ is the Index for month m. If t is greater than 12, the Calculation Agent shall determine the substitute index in a method substantially similar to the method outlined above acting in good faith and in a commercially reasonable manner.

Once the definitive index is published, it will automatically apply from the day following its publication to all calculations taking place from this date.

Cessation or Substantial Modification of the Index:

If in the opinion of the Calculation Agent the Index ceases to be published or the method used to calculate the Index is substantially modified prior to the relevant Determination Date the Calculation Agent shall use an alternative substitution index (the "Successor Index") chosen by the *Agence France Trésor* to calculate the inflation-linked (OATei) 3.15% bond maturing on 25 July 2032. If the *Agence France Trésor* fails to choose a replacement index, the Calculation Agent acting in its sole discretion in good faith and in a commercially reasonably manner shall choose a Successor Index that preserves the economic intention of these terms and conditions, and such Successor Index shall become the Index.

General disclaimer:

All the information contained therein in relation to the Index is derived from publicly available information released by the Sponsor and other public sources, and the Issuer has not independently verified any such information. The Issuer shall not have any responsibility for any errors or omissions in the description and publication of the Index released by the Index Sponsor and other public sources.

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of any Index or any successor index.

HISTORIC LEVEL OF THE INDEX

[*Source: EUROSTAT*]

March 2001	108.0
April 2001	108.6
May 2001	109.1
June 2001	109.2
July 2001	109.1
August 2001	109.1
September 2001	109.4
October 2001	109.3
November 2001	109.2
December 2001	109.3
January 2002	109.7
February 2002	109.9
March 2002	110.5
April 2002	111.0
May 2002	111.2
June 2002	111.1
July 2002	110.9
August 2002	111.0
September 2002	111.4
October 2002	111.6
November 2002	111.5
December 2002	111.7
January 2003	111.5
February 2003	112.0
March 2003	112.5
April 2003	112.7
May 2003	112.6
June 2003	112.7
July 2003	112.5
August 2003	112.7
September 2003	113.1
October 2003	113.2
November 2003	113.2
December 2003	113.6
January 2004	113.2
February 2004	113.5

EXECUTION VERSION

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 1036A
TRANCHE NO: 1
USD 50,000,000 Periodic Capped Floating Rate Notes due 2009

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 11 May 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1036A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 50,000,000
	(ii)	Tranche:	USD 50,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	USD 50,000,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		13 May 2004
8	Maturity Date:		13 May 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (see item 18 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The Interest Periods will be from and including 13 May to but excluding 13 November and from and including 13 November to but excluding 13 May in each year
	(ii)	Specified Interest Payment Dates:	13 May and 13 November in each year commencing on 13 November 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified
	(iii)	Business Day Convention:	Modified Following Business Day Convention

(iv)	Additional Business Centre(s) (Condition 1(a)):	London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	As defined in Condition 1(a)
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Relevant Time:	11:00 a.m. (London time)
-	Interest Determination Date:	2 New York and London Business Days prior to the first day in each Interest Period
-	Primary Source for Floating Rate:	Moneyline Telerate Page 3750
-	Benchmark:	6 months USD LIBOR **"6 months USD LIBOR"** means the rate for deposits in USD for a period of six months which appears on Moneyline Telerate Page 3750 at 11:00 a.m. London time on the Interest Determination Date (as defined above)
-	Relevant Financial Centre:	London
-	Effective Date:	First day of each Interest Period
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.50 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	The Rate of Interest in respect of any Interest Period shall not be greater than 0.50 per cent. above the Rate of Interest calculated in respect of the immediately preceding Interest Period
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

19	**Zero Coupon Note Provisions**	Not Applicable

20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(iii)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(iv)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(v)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date (as defined in the temporary Global Note) for the Notes may be extended, without the consent of the Noteholders, to coincide with the applicable Exchange Date (as defined in the temporary Global Note) for such further issue.

	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)
37	Costs of Issue:	Not Applicable

38	Subscription Period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0191627370
40	Common Code:	019162737
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent; Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents; Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent; and Morgan Stanley Capital Services, Inc. as Determination Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.841808 producing a sum of:	Euro 42,090,400
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	11 May 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 13
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("EUR")
4.		Aggregate Nominal Amount:	EUR 621,000.00
	(i)	Series:	EUR 621,000.00
	(ii)	Tranche:	EUR 621,000.00

5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 614,169.00
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	26 May 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		26 May 2008
9.	Interest Basis:		3 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext, Amsterdam.
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	26 May in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR30 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	26 May in each year, commencing on 26 May 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for	Yes, as set out in the Conditions

	taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and

		Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.1 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0192968492
26.	Common Code:	019296849
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0BCMA
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Paying Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
32.	In the case of Notes offered in Switzerland:	
	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its

members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	3 per cent., per annum
35.	Subscription period:	17 May 2004 to 21 May 2004
36.	Date of Pricing Supplement:	24 May 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:		Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	17 May 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

Nieh

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 12
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 547,000.00
	(i)	Series:	EUR 547,000.00
	(ii)	Tranche:	EUR 547,000.00
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal

			Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 541,530.00
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	19 May 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		21 May 2007
9.	Interest Basis:		2.65 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext.
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.65 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	21 May in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 26.50 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	In the case of the Interest Payment Date falling on 21 May 2005, EUR 26.64 per EUR 1,000 in nominal amount of Notes
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	21 May in each year, commencing on 21 May 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**	Nominal Amount
18.	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19. **Form of Notes:** Bearer Notes

(i) Temporary or permanent Global Note: Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note

(ii) Applicable TEFRA exemption: D Rules

20. Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: TARGET

21. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): No

22. Other terms or special conditions: So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23. (i) Names of Managers: Deutsche Bank AG London, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
(Rabobank International will not subscribe for the Notes, but will act as agent for the

placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)

	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0192535036
26.	Common Code:	019253503
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0BB6V
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V. as Paying Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
32.	In the case of Notes offered in Switzerland:	
	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided

that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	2.65 per cent., per annum
35.	Subscription period:	10 May 2004 to 14 May 2004
36.	Date of Pricing Supplement:	17 May 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:		Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	10 May 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2002 OF THE RABOBANK GROUP

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1041A
TRANCHE NO: 1

USD 28,335,000 Callable Fixed Rate Step-up Notes 2004 due May 2007

Issue Price: 99.85 per cent.

Credit Suisse First Boston (Europe) Limited

The date of this Pricing Supplement is 13 May 2004

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in Clause 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1041A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 28,335,000
	(ii)	Tranche:	USD 28,335,000
5	(i)	Issue Price:	99.85 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net Proceeds:	USD 28,292,497.50
6	Specified Denominations:		USD 5,000
7	Issue Date:		17 May 2004
8	Maturity Date:		17 May 2007
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

	(i)	Rates of Interest:	From and including the Issue Date to but excluding 17 May 2005, 2.875 per cent. per annum payable annually in arrear From and including 17 May 2005 to but excluding 17 May 2006, 3.375 per cent. per annum payable annually in arrear From and including 17 May 2006 to and including 17 May 2007, 3.875 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	17 May in each year, commencing on 17 May 2005 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	US143.75 per USD 5,000 in nominal amount payable on 17 May 2005 US168.75 per USD 5,000 in nominal amount payable on 17 May 2006 US193.75 per USD 5,000 in nominal amount payable on 17 May 2007
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	17 May 2005 and 17 May 2006
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 5,000 per Note of USD 5,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable

	(vi)	Notice period:	The Notice Period shall be not less than 5 London and New York Business Days prior to the Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		USD 5,000 per Note of USD 5,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or Permanent Global Note/Certificate:	Temporary Global Note which will be exchangeable for a permanent Global Note on or after a date which is expected to be 26 June 2004 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and New York
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Credit Suisse First Boston (Europe) Limited
36	Additional selling restrictions:	The Netherlands: The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside The Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with.
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0191843407
40	Common Code:	019184340
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Stock Exchange Listing Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.843576, producing a sum of (for Notes not denominated in Euro):	EUR 23,902,725.96
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable

48	Date of Pricing Supplement:	13 May 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

NU

EXECUTION VERSION

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1029A
TRANCHE NO: 1

EUR 100,000,000 Callable Zero Coupon Notes 2004 due 6 May 2019

Issue Price: 100.00 per cent.

Credit Suisse First Boston (Europe) Limited

The date of this Pricing Supplement is 4 May 2004

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in Clause 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1029A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount of the Notes
6	Specified Denominations:		EUR 5,000
7	Issue Date:		6 May 2004
8	Maturity Date:		6 May 2019
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon Notes (see item 19 below)
11	Redemption/Payment Basis:		The total amount payable on the Maturity Date shall be an amount equal to 207.89 per cent. of the Aggregate Nominal Amount
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call
14	Status of the Notes:		Senior
15	Listing:		None
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	5.00 per cent. annually
	(ii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)

	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(iv)	Optional Redemption Date(s):	6 May 2014
	(v)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 162,889,463 (approximately 162.89 per cent. of the Aggregate Nominal Amount)
	(vi)	If redeemable in part:	Not Applicable
	(vii)	Option Exercise Date(s):	Not Applicable
	(viii)	Description of any other Issuer's option:	Not Applicable
	(ix)	Notice period:	The Notice Period shall be not less than 5 TARGET Business Days prior to the Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		EUR 207,892,818 (approximately 207.89 per cent. of the Aggregate Nominal Amount)
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes

	(i)	Temporary or Permanent Global Note/Certificate:	Temporary Global Note which will be exchangeable for a Permanent Global Note on or after a date which is expected to be 17 June 2004 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27		Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30		Details relating to Instalment Notes:	Not Applicable
31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Credit Suisse First Boston (Europe) Limited
36	Additional selling restrictions:	The Netherlands: The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside The Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0191693919
40	Common Code:	019169391
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent; and Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	4 May 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

Rabobank Nederland
Legal and Tax Department
Legal/Rabobank International

Postal address UC G658, P.O. Box 17100, 3500 HG Utrecht, The Netherlands
Visiting address Croeselaan 18, Utrecht, the Netherlands
Telephone + 31 30 216 00 00
Telefax + 31 30 216 19 98

Deutsche Bank AG, London Branch
1 Great Winchester Street
London EC2N 2DB
(as Common Depositary)

Your reference ---
Our reference cert/3975-jjh
Direct dialling + 31 30 216 45 49
Date 6 May 2004

Rabobank Nederland
EUR 100,000,000 Zero Coupon Notes due 2019
(Series 1029A/Tranche 1)(the "Notes")
issued under the Euro 60,000,000,000
Global Medium-Term Note Programme

Dear Sirs,

We have arranged for the delivery to you of the Temporary Global Note representing the Notes. We hereby irrevocably authorise and instruct you forthwith to hold the Temporary Global Note in safe custody for our account until such time as you are instructed by Credit Suisse First Boston (Europe) Limited to release the net subscription funds to ourselves and thereafter to hold the Temporary Global Note for the account of Euroclear S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg.

Yours faithfully,

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)

By: M.A. Schipper
Authorised officer

We confirm our agreement to the terms of your letter of 6 May, 2004 of which the above is a copy.

Yours faithfully,

Deutsche Bank AG, London Branch

By:

Nieh

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 11
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("EUR")
4.		Aggregate Nominal Amount:	EUR 521,000
	(i)	Series:	EUR 521,000
	(ii)	Tranche:	EUR 521,000

5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 515,790
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	12 May 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		14 May 2007
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext, Amsterdam.
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	14 May in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 25.00 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	In the case of the Interest Payment Date falling on 14 May 2005, EUR 25.14 per EUR 1,000 in nominal amount of Notes
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	14 May in each year, commencing on 14 May 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount

18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be

		deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.00 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0192107661
26.	Common Code:	019210766
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0BBV6
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V. as Paying Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
32.	In the case of Notes offered in Switzerland:	
	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same

implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	2.50 per cent., per annum
35.	Subscription period:	3 May 2004 to 7 May 2004
36.	Date of Pricing Supplement:	10 May 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:		Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2003 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	10 May 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2002 OF THE RABOBANK GROUP

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003, the last date of the last interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 10
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 773,000.00
	(i)	Series:	EUR 773,000.00
	(ii)	Tranche:	EUR 773,000.00

5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 763,724.00
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	5 May 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		5 May 2009
9.	Interest Basis:		3.17 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.17 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 April in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 31.70 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	5 May in each year, commencing on 5 May 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each	Yes, as set out in the Conditions

		Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank

		International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0191520658
26.	Common Code:	019152065
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0BE7
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Paying Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
32.	In the case of Notes offered in Switzerland:	
	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective

labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	3.17 per cent., per annum
35.	Subscription period:	26 April 2004 to 30 April 2004
36.	Date of Pricing Supplement:	3 May 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:		Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	30 April 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2002 OF THE RABOBANK GROUP

SCHEDULE 2

INTERIM REPORT 2003 OF THE RABOBANK GROUP